LICENSE AND SUPPLY AGREEMENT

THIS LICENSE AND SUPPLY AGREEMENT (this “Agreement”) is made and entered into as of this 15th day of April, 2005 (the “Effective Date”), between Discus Dental Inc., a corporation organized and existing under the laws of California (“DISCUS”) and Access Pharmaceuticals, Inc., a corporation organized and existing under the laws of Delaware (“ACCESS”).

RECITALS

WHEREAS, ACCESS has developed a proprietary oral paste and a proprietary oral mucoadhesive, erodible patch that contains amlexanox as the active ingredient for the prevention and treatment of canker sores, and has obtained United States Patents No. 6,585,997 and No. 5,362,737 in connection therewith:

WHEREAS, DISCUS possesses substantial resources and expertise in the commercialization and marketing of oral care products; and

WHEREAS, ACCESS desires to grant to DISCUS, and DISCUS desires to obtain from ACCESS, certain licenses with respect to the Products (as defined below), including, without limitation, certain marketing and distribution rights, all under the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. DEFINITIONS

1.1	Definitions. As used in this Agreement, the following capitalized terms have the meanings indicated below:

1.1.1  “Accepted Product” has the meaning set forth in Section 2.9.

1.1.2  “ACCESS” has the meaning set forth in the Preamble.

1.1.3
“ACCESS Confidential Information” means all information, Specifications, know-how and data pertaining to the Products and ACCESS’s business or its Manufacturing operations disclosed to DISCUS or its Affiliates hereunder, including, without limitation, all information, Specifications, know-how and data related to the design, implementation, performance and manufacture of the Products, and any correspondence with the FDA or any other Regulatory Authority, clinical study data, new drug applications, analytical data, or operating procedures.

1.1.4
“ACCESS’s Third Party Manufacture” means with respect to each Product, the manufacturer designated to be used in the Manufacture of such Product until such time as DISCUS exercises any right that it may have to designate an alternative manufacturer under this Agreement. ACCESS may designate itself as an ACCESS’s Third Party Manufacturer provided that in such case ACCESS may not contract out those responsibilities to a Third Party.

1.1.5	“ACCESS Invention” has the meaning set forth in Section 11.2.4.

1.1.6
“ACCESS Trademark” means any trademark, trade name, trade dress, slogan, logo, or similar item used by ACCESS prior to or as of the Effective Date, or subsequent to the Effective Date in connection with any ACCESS product other than the Products.

1.1.7
“Affiliate” means, in the case of either Party, any corporation, joint venture, or other business entity which directly or indirectly controls, is controlled by or is under common control with that Party. The term “control,” as used in this definition, means having the power to direct, or cause the direction of, the management and policies of an entity, whether through ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, the term “Affiliate” does not include entities in which a Party or its Affiliates owns a majority of the ordinary voting power to elect a majority of the board of directors but is restricted from electing such majority by contract or otherwise, until such time as such restrictions are no longer in effect.

1.1.8	“Aphthasol” means that certain ACCESS Aphthasol paste as more fully described in Exhibit A.

1.1.9	“Batch” means the volume of finished, packaged Products obtained from a validated Manufacturing run.

1.1.10	“Best Price” has the meaning set forth in the Section 5.2.3.

1.1.11
“Certificate of Analysis” means the document identifying the results of the Methods of Analysis for a specific Batch of Products in a form agreed to by the Parties in writing but which shall include, without limitation, the applicable Products Batch’s manufacturing date, expiration date, lot number and testing results and data.

1.1.12	“Confidential Information” means DISCUS Confidential Information, ACCESS Confidential Information, or both, as the context requires.

1.1.13	“Continuing Party” has the meaning set forth in the Section 11.4.2(c).

1.1.14	“Contract Year” means each consecutive twelve (12) month period during the Term, the first of which shall commence on the date of Launch and end on the first anniversary thereof.

1.1.15
“Control” or “Controlled” means, with respect to any item of information or intellectual property right, the possession, whether by ownership or exclusive license, of the right to grant a license or other right with respect thereto.

1.1.16	“Declining Party” has the meaning set forth in the Section 11.4.2(c).

1.1.17	“DISCUS” has the meaning set forth in the Preamble.

1.1.18
“DISCUS Confidential Information” means all information, Specifications, know-how and data pertaining to DISCUS’s business disclosed to ACCESS hereunder, including, without limitation, marketing and sales plans, artwork, formats, equipment, logos, drawings, customer lists, analytical data, operating procedures and all ordering and sales information.

1.1.19	“Effective Date” has the meaning set forth in the Preamble.

1.1.20	“Extraordinary Event Increase” has the meaning set forth in Section 5.2.2.

1.1.21	“Facility” means ACCESS’s Third Party Manufacturing facilities, and any subsequent or replacement Third Party Manufacturing facility identified to DISCUS in accordance with Section 2.7.

1.1.22	“FDA” means the United States Food and Drug Administration, or any successor entities thereto.

1.1.23	“FD& C Act” means the Federal Food, Drug and Cosmetic Act, and all regulations promulgated thereunder, as the same may be amended or supplemented from time to time.

1.1.24
“Field” means the diagnosis or treatment of oral aphthous ulcers or disease, lesions, or malady in the oral cavity, including but not limited to the alveolar, tongue, gums, jaws, or associated structures, with the Products.

1.1.25	“Force Majeure Event” has the meaning set forth in Section 10.

1.1.26
“Good Manufacturing Practice” or “GMP” means (a) the then current standards for the manufacture of pharmaceuticals, as set forth in the FD&C Act, and (b) any quality requirements set forth in this Agreement.

1.1.27	“Indemnified Party” has the meaning set forth in Section 7.1.3.

1.1.28	“Indemnifying Party” has the meaning set forth in Section 7.1.3.

1.1.29
“Intellectual Property Rights” means Patents, designs, formulae, trade secrets, know-how, inventions, industrial models, and technical information and whether now existing or coming into existence during the Term and which are necessary for and/or related to the use or distribution of the Products, including, without limitation any research and development information, pre-clinical, clinical and other technical data, in each case which are not generally known or available and all information necessary or relating to development, registration, and Manufacturing.

1.1.30
“Invention” means any new or useful method, process, manufacture, compound or composition of matter, whether or not patentable or copyrightable, or any improvement thereof arising during the Term with respect to the Products, their Manufacture and/or use.

1.1.31	“Joint Patent Rights” has the meaning set forth in the Section 11.4.2(a).

1.1.32
“Launch” means the date, following approval by FDA of the right of any of ACCESS’s Third Party Manufacturers to Manufacture OraDisc A and DISCUS’s right to sell OraDisc A, on which OraDisc A is sold by DISCUS for the first time to a Third Party for commercial or consumer use or distribution in the Territory.

1.1.33
“Manufacture,” “Manufactured” or “Manufacturing” means all activities involved in the production of the Products, including, without limitation, the preparation, formulation, finishing, testing, packaging, storage and labeling of the Products and the handling, storage and disposal of any residues or wastes generated thereby.

1.1.34	“Materials” means all materials, including, without limitation, all raw materials, ingredients, packaging supplies and labels, required for the Manufacture of Products:

1.1.35
“Methods of Analysis” means the methods of analysis for the Products which are mutually agreed upon in writing between the Parties within ninety (90) days after the Effective Date and attached hereto as Exhibit B.

1.1.36
“Net Sales” means, with respect to the Products, the gross invoiced sales amount of the Products sold by DISCUS or its Affiliates to non-affiliate Third Parties, after deduction of the following items, to the extent that such deductions are reasonable estimates accrued by Discus: (a) trade and quantity discounts, net of any give-backs received by DISCUS in return; (b) refunds, rebates, retroactive price adjustments and service allowances; (c) credits or allowances given for rejection or return of previously sold Products or for wastage replacement actually taken or allowed; (d) a reasonable credit or allowance for bad debt, and (e) any tax, duties or government charge levied on the sale of Products and borne by DISCUS and/or its Affiliates (excluding national, state or local taxes based on income), provided that such amounts in (a) - (e) shall be subsequently adjusted as necessary to an amount actually allowed, taken or incurred (and provided that such items do not exceed reasonable and customary amounts). Such amounts shall be determined from the books and records of DISCUS and its Affiliates maintained in accordance with generally accepted accounting principles, consistently applied. Sales of the Products by and between a Party and its Affiliates for further distribution to a Third Party are not sales to Third Parties and shall be excluded from Net Sales calculations for all purposes.

1.1.37
“Net Unit Sales” means, with respect to the Products, the gross number of Product units shipped by DISCUS or its Affiliates to non- affiliate Third Parties, after deduction of the following number of Product units: (a) Units returned for credit or (b) Units delivered as samples or promotional purposes. Such amounts shall be determined from the hooks and records of DISCUS and its Affiliates maintained in accordance with generally accepted accounting principles, consistently applied. Units of the Products delivered by a Party to an Affiliate for further distribution to a Third Party are not Units and shall be excluded from Net Unit Sales.

1.1.38
“OraDisc A” means that certain ACCESS proprietary oral mucoadhesive, erodible patch that contains amlexanox as the active ingredient for the prevention and treatment of canker sores, as more fully described in Exhibit A.

1.1.39	“OTC” or “Over-the Counter” means sale to consumers of Products without a prescription.

1.1.40	“Party” or “Parties” means DISCUS, ACCESS or both, as the context requires.

1.1.41
“Patents” shall mean (a) U.S. Patent No. 6,585,997, (b) US Patent No. 5,362,737, and (c) any and all patents, patent applications, patent disclosures awaiting filing determination, patent divisionals, continuations, continuations-in-part, reissues, re-examinations, renewals and extensions thereof Controlled by ACCESS during the Term, within the Territory, which are necessary for to the use or distribution of the Products.

1.1.42
“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, limited liability partnership proprietorship, other business organization, trust, union, association or governmental authority.

1.1.43	“Pharmacy Channel” means sales to wholesalers within the Territory for ultimate sale through pharmacies within the Territory.

1.1.44	“PPI Adjustment” has the meaning set forth in Section 5.2.

1.1.45	“Products” means Aphthasol, OraDisc A, and any Accepted Product.

1.1.46
“Professional Channel” means direct sales to any Person licensed to provide health care services, including but not limited to group practices, clinics, hospitals, and managed care facilities, within the Territory, except for pharmacies and pharmacists.

1.1.47
“Recall” means any action by any Party to recover title to or possession of any Products sold or shipped to Third Parties or any action to prevent or interrupt the sale or shipment by a Party of the Products to Third Parties that would have been subject to recall if it had been sold or shipped.

1.1.48	“Regulations” all FDA and any other Regulatory Authority laws and regulations, occupational health and safety, and environmental laws and regulations, GMP and warehousing practices and procedures.

1.1.49
“Regulatory’ Approval” means all consents, permits, approvals, licenses, authorizations, qualifications, notices or orders that are issued or granted by Regulatory Authorities which are required for the manufacture, marketing, promotion, pricing and sale of the Products in the Territory.

1.1.50
“Regulatory Authority” means any domestic, federal, regional or other administrative, legislative regulatory or other governmental authority, agency, department, bureau, commission, or council involved in the granting of Regulatory Approval for the Products in the Territory.

1.1.51	“Rolling Forecast” means each of the forecasts described in Section 2.3.

1.1.52	“Royalty” is as defined in Section 5.4.

1.1.53	“Royalty Period” is as defined in Section 5.4.

1.1.54	“Seizure” means any action by the FDA or any other Regulatory Authority to detain or destroy the Products or prevent the release of the Products.

1.1.55	“Short Fall” is as defined in Section 2.8.2.

1.1.56	“Single Channel Period” means the first twelve months of the Term of this Agreement, commencing on the Effective Date.

1.1.57
“Specifications” means the specifications for the Products mutually agreed upon by the Parties within six months after the Effective Date and attached hereto as Exhibit C, as the same may be amended from time to time in accordance with the provisions of Section 4.

1.1.58
“Standard Cost” means no less than the delivered cost of the raw materials, direct labor and direct overhead. Direct labor shall include the actual employees costs associated with running the manufacturing line of the product including salary, benefits, and other employee related costs directly associated with the salary costs. Direct overhead shall include the occupancy costs associated with the manufacturing area for the particular product, depreciation of any specific equipment acquired to support the production of the product and other costs directly related to the new product manufacturing that are incremental to the current costs basis of the facility.

1.1.59	“Term” means, the period commencing on the Effective Date and ending upon the expiration of the last Patent to expire in the Territory, except as and if sooner terminated in accordance with Section 8.

1.1.60	“Territory” means the United States.

1.1.61	“Third Party” means any Person other than DISCUS, ACCESS and their respective Affiliates.

1.1.62	“Trademark” means any trademark, trade name, trade dress, slogan, logo, or similar item selected by DISCUS for use in connection with the Products.

1.2 Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (d) the terms “Section” refer to the specified Section of this Agreement; and (e) Section headings shall not affect the meaning or construction of any provision of this Agreement.

2.  SUPPLY

2.1 Grant of License.

2.1 .1
Subject to the terms and conditions of this Agreement, ACCESS hereby grants to DISCUS the exclusive right and license for applications of Products in the Field, in the Territory, under ACCESS’s Intellectual Property Rights during the Term of this Agreement to (a) market, to offer for sale, sell and import Aphthasol in the Professional Channel only, during the Single Channel Period, (h) market, to offer for sale, sell and import Aphthasol for applications after the Single Channel Period and for the remainder of the Term of this Agreement and (c) market, to offer for sale, sell and import OraDisc A and all Products except for Aphthasol; provided that all of such foregoing rights and licenses are limited to such use as is necessary for DISCUS to market, offer for sale, sell and import the Products for applications in the Field in the Territory in accordance with this Agreement. Except as expressly granted herein. ACCESS retains all rights in ACCESS’s Intellectual Property Rights and the Products. Notwithstanding the foregoing, ACCESS specifically reserves for itself and its agents and subcontractors the right under ACCESS’s Intellectual Property Rights (i) to market, 0ffer for sale, sell and import Aphthasol for applications in the Field, in the Territory in the Pharmacy Channel during the Single Channel Period, and (ii) to develop, modify, and manufacture the Products, and to perform its rights, activities and obligations under this Agreement, provided that, subject to Section 2.9, all developments and modifications of the Products for use in the Field shall be Products and shall be covered by the license hereunder.

2.1.2
Except as specifically provided to the contrary in Section 2.1.1 and the rights granted to DISCUS pursuant to Section 2.8, the licenses granted in Section 2.1.1 shall not be construed (a) to effect any sale of ACCESS’s Intellectual Property Rights or any other proprietary ACCESS technology; (b) to grant any license relating to ACCESS’s methods of formulating, fabricating and manufacturing the Products, except as provided for in this Agreement; (c) to grant DISCUS any rights in or to the use of the ACCESS Intellectual Property Rights by implication or otherwise. DISCUS shall mark or have marked all containers or packages of the Products in accordance with the patent marking laws of the jurisdiction in which such units of Products are to be used or distributed.

2.2
Manufacture; Marketing. Subject to Section 2.3, ACCESS shall use commercially reasonable efforts to create Specifications for the Manufacturing of the Products with ACCESS’s Third Party Manufacturers, from which Person DISCUS shall purchase Products in such quantities and at such times as may be ordered by DISCUS in accordance with this Agreement. During the Term, ACCESS shall use commercially reasonable efforts to cause all ACCESS’s Manufacturers to maintain the resources necessary to Manufacture the Products and shall use commercially reasonable efforts to ensure that ACCESS’s Third Party Manufacturers, at its own expense, maintain all Materials and labor necessary to do so. DISCUS shall use commercially reasonable efforts to market, sell, offer for sale and import the Products in the Territory; provided that without limiting any other right or remedy of ACCESS, if it is determined by a court of competent jurisdiction that DISCUS has failed to use commercially reasonable efforts to market, offer for sale, sell, and import the Products, ACCESS may convert the rights and licenses granted to DISCUS hereunder to non-exclusive rights and licenses by delivery of written notice to such effect.

2.3
Forecasts. At least ninety (90) days prior to the expected Launch as communicated to DISCUS by ACCESS at least ninety (90) days prior to the expected Launch, DISCUS shall submit to ACCESS a forecast of the quantity of Products that DISCUS anticipates ordering from ACCESS prior to DISCUS’s anticipated Launch of Products. At least ninety (90) days prior to the anticipated Launch date, DISCUS shall submit to ACCESS and each ACCESS’s Third Party Manufacturer a forecast of the quantity of OraDisc A that DISCUS anticipates ordering from ACCESS during the twelve (12) month period (broken down by month) following Launch and DISCUS shall update such forecast on a rolling twelve (12) months basis every month thereafter. DISCUS shall use commercially reasonable efforts to place purchase orders with ACCESS’S Third Party Manufacturers for at least the quantity of the Products specified in the first three (3) months of each such Rolling Forecast and the remaining nine (9) months shall be a non-binding good faith estimate. For Aphthasol, DISCUS will follow the forecasting procedure outlined in this Section 2.3 except that the First Rolling Forecast will not be due until 30 days after the Effective Date.

2.4
Orders and Delivery. DISCUS shall place its firm orders for the Products with ACCESS’s Third Party Manufacturers by submitting a purchase order, at least ninety (90) days prior to the delivery date requested therein, which sets forth (a) the quantity of the Products ordered for delivery; and (h) the delivery date for that order. If any ACCESS’s Third Part)’ Manufacturer notifies DISCUS that it is unable to fill such purchase order, it shall indicate the portion of such purchase order it cannot supply by the requested delivery date and specify alternate delivery dates. Except with respect to orders placed to satisfy the binding portion of any Rolling Forecast, DISCUS may cancel or modify any firm purchase order (in whole or in part) at any time prior to the delivery for any quantity of Products for which Manufacturing has not been completed pursuant to such purchase order at the time that notice of cancellation or modification is received by any ACCESS’s Third Party Manufacturer; provided that if Manufacturing has commenced but not completed pursuant to such firm purchase order, DISCUS shall reimburse the applicable ACCESS’s Third Party Manufacturer for Material and labor costs in respect of any works-in-progress pursuant to such cancelled or modified purchase order (or part thereof) at the time notice of cancellation or modification is received by such ACCESS’s Third Party Manufacturer; and provided, further, that DISCUS shall reimburse such ACCESS’s Third Party Manufacturer for the actual, reasonable out-of-pocket cost of any other Material purchased by ACCESS’s Third Party Manufacturer to fill a cancelled purchase order (or part thereof) that are unique to the Product and cannot within a reasonable period of time otherwise be used in such ACCESS’s Third Party Manufacturer’s operations. All Products shall be delivered F.O.B. the Facility. Title, possession and risk of loss shall pass to DISCUS upon delivery of Products to DISCUS’s designated carrier at the Facility’s loading dock. The provisions of this Agreement shall prevail over any inconsistent statement or provisions contained in any document related to this Agreement passing between the parties hereto including, but not limited to, any purchase order, acknowledgment, confirmation or notice.

2.5
Non-Compete. During the Term, neither DISCUS nor any Affiliate of DISCUS may directly or indirectly market, offer for sale, sell, import or distribute in the Territory any product with applications in the Field that competes with the Products.

2.6
Third-Party Manufacturers. ACCESS will use its commercially reasonable efforts to ensure that each ACCESS’s Third Party Manufacturer maintains a Manufacturing Facility in compliance with all Regulations. ACCESS shall provide to DISCUS written notice of each of Access’s Third Party Manufacturers. Such written notice shall include (a) the identity of the Third Party ACCESS has entered into agreement with, or with respect to any subsequent Third Party manufacturer, desires to enter into an agreement with, and (b) the location of the Facilities for each Access’s Third Party Manufacturer. ACCESS shall use commercially reasonable efforts to promptly provide DISCUS with access to the Facility, as reasonably requested by DISCUS for inspection purposes under Section 3.5. DISCUS will only correspond and interact with ACCESS with respect to the Manufacture of the Products and ACCESS shall be responsible for the performance by the Third Parties of any obligations to be performed by such Third Parties.

2.7	Additional Responsibilities.

2.7.1
In the event that DISCUS elects, in its sole discretion, to seek Regulatory Approval for the sale of any Product Over-the-Counter, DISCUS shall be responsible, at DISCUS’s cost and expense, for any consumer product testing and commercialization of the Products, including, without limitation, all sales and marketing activities related to the Products and the design of all Product packaging and related artwork, and the content and design of all labeling. ACCESS shall provide any and all reasonable assistance to DISCUS with respect to any of its efforts with regard to consumer product testing and commercialization of the Products, including, without limitation, all sales and marketing activities related to the Products and the design of all Product packaging and related artwork, and the content and design of all labeling, including but not limited to any efforts by DISCUS to obtain Regulatory Approval for the sale of the Products Over-the-Counter.

2.7.2	DISCUS shall retain, at its own expense a selling and service organization with adequate experience, ability and training for purposes of marketing and selling the Products in the Territory.

2.8 Alternative Supply.

2.8.1
ACCESS hereby grants to DISCUS a limited, non-exclusive license for applications in the Field in the Territory under ACCESS’s Intellectual Property Rights during the Term of this Agreement to Manufacture Aphthasol for DISCUS’s distribution of Aphthasol in the Field in the Territory. ACCESS shall provide to DISCUS (and if designated by DISCUS, a designated alternative supplier) copies of or access to all necessary know-how. Specifications, technology, formulations and ACCESS Intellectual Property Rights necessary to Manufacture Aphthasol; provided that to the extent that such technology and know-how constitutes ACCESS Confidential Information (or any information constitutes Confidential Information of ACCESS’s Third Party Manufacturers) it shall be subject to the provisions of Section 9 and DISCUS’s designated alternative supplier shall be required to enter into a confidentiality agreement with ACCESS containing substantially the same terms as Section 9.

2.8.2
In the event that (a) an ACCESS’s Third Party Manufacturer is in default of its supply obligations under this Agreement with respect to three (3) firm purchase orders within any twelve month period or five (5) firm purchase orders within any three (3) year period of any Product (a “Shortfall”), or (b) the bankruptcy or liquidation of ACCESS or such ACCESS’s Third Party Manufacturer, or (c) DISCUS has achieved an aggregate of $15,000,000 in aggregate Net Sales of any Product in any calendar year, or (d) DISCUS has achieved a cumulative aggregate of $25,000,000 in Net Sales of any Product commencing as of the Effective Date, or (e) an ACCESS’s Third Party Manufacturer is not able to meet the Best Price for any Product as provided for in Section 5.2.3, then in any of such foregoing events, subject to the provisions of Section 2.8.1., (i) DISCUS shall have the right to Manufacture the Products Manufactured by such ACCESS’ Third Party Manufacturer (or ACCESS as the case may be) or for which the foregoing Net Sales thresholds were achieved or Best Price was not matched itself and/or qualify an alternative supplier of OraDisc A, for distribution for applications in the Field, in the Territory, (ii) ACCESS hereby grants to DISCUS a limited, non-exclusive license for applications in the Field in the Territory under ACCESS’s Intellectual Property Rights during the Term of this Agreement to Manufacture, make, or have made for DISCUS’s OraDisc A; and (iii) ACCESS shall provide to DISCUS (and if designated by DISCUS, a designated alternative supplier) copies of or access to all necessary know-how, specifications, technology, formulations and ACCESS Intellectual Property Rights necessary to Manufacture OraDisc A for distribution by DISCUS; provided that to the extent that such technology and know-how constitutes ACCESS Confidential Information (or any information constitutes Confidential Information of ACCESS’s Third Party manufacturer) it shall be subject to the provisions of Section 9 and DISCUS’s designated alternative supplier shall be required to enter into a confidentiality agreement with ACCESS containing substantially the same terms as Section 9.

2.8.3
In the event that DISCUS (or a Third Party designated by DISCUS) exercises its rights under this Section 2.8 and begins to Manufacture a Product, ACCESS shall have no continuing obligations to Manufacture such Product or any liability with respect to the manufacture thereof.

2.9
New Products. In the event that ACCESS develops any product (other than OraDisc A or Apththasol) with applications in the Field that incorporates or is based on the defined chemical structure amlexanox (a “New Product”), then prior to selling or licensing such New Product in the Field in the Territory, it shall provide DISCUS with written notice of such New Product including the uses and applications of such New Product in the Field. Within 60 days of such notice, DISCUS will provide ACCESS with notice as to whether it desires to accept such New Product to be subject to the terms of this Agreement for sale in the Territory (each such accepted New Product an “Accepted Product”).

3. COMPLIANCE, QUALITY AND ENVIRONMENTAL

3.1
Compliance with Law. ACCESS shall cause all Manufacturing operations hereunder to be conducted in compliance with all applicable laws and regulations, including without limitation, the Regulations, and in compliance with all applicable provisions of this Agreement. ACCESS shall obtain and maintain in full force and effect all necessary Regulatory Approvals with respect to the Manufacture of the Products and the activities for which ACCESS is responsible under this Agreement.

3.2
Manufacturing Quality: Storage. ACCESS shall ensure that ACCESS or ACCESS’s Third Party Manufacturers shall sample and analyze all Materials upon receipt to ensure that such Materials are unadulterated. Free of defects and meet the applicable specifications therefore. ACCESS shall take all necessary steps to attempt to prevent contamination and cross contamination of Products. The Products shall be delivered to DISCUS in fully finished form and in their final, FDA-approved packaging configuration(s), including all applicable labeling and package inserts, and with a minimum shelf-life remaining for each lot of Product delivered therein to DISCUS of three months less than the approved shelf life. All Products Manufactured by ACCESS shall be certified by ACCESS. ACCESS shall or shall cause ACCESS’s Third Party Manufacturers to (i) meet the standards for identity, quality, safety, strength and purity of the ingredients as specified in the approved New Drug Application for Products, and that the Products and their raw materials were handled and manufactured such that they meet FDA standards for identity and purity of the Product as specified in the approved New Drug Application for the Product, (ii) certify that each lot of Product has been manufactured in full compliance with Good-Manufacturing Practices (GMP)/Good Laboratory Practices (GLP) and all ISO regulations applicable to the manufacture, testing and release of pharmaceuticals, and certify that each lot of Product is unadulterated and free from contamination, dilutents and foreign matter in any amount in accordance with the Products specifications and generally accepted pharmaceutical standards, (iii) perform the quality control tests (both when the Products are in-process and when they are finished) with respect to the Products in accordance with the Methods of Analysis, the cost of such to be included in the price hereinafter specified, and shall promptly, upon completion of such tests, deliver to DISCUS a Certificate of Analysis for each Batch of Products which lists the results of such tests and demonstrates that the products meet identify and purity standards approved by the FDA in ‘s approved New Drug Application for the Product and (v) deliver a representative sample from each Batch of Products to DISCUS’s designated representative at the same time each batch is delivered to DISCUS.

3.3
Testing by DISCUS. DISCUS may test the Products samples in accordance with the applicable Methods of Analysis. If the analysis of any Products performed by or for DISCUS differs from ACCESS’ s analysis of the same Batch, DISCUS shall advise ACCESS and ACCESS and DISCUS agree to consult with each other in order to explain and resolve the discrepancy between each other’s determination. If, after good faith attempt by the Parties to do so, such consultation does not resolve the discrepancy, an independent, reputable laboratory as mutually agreed by the Parties shall repeat the applicable Methods of Analysis on representative samples from such Batch provided by or for DISCUS. The costs of the independent laboratory referred to above shall be borne by (a) DISCUS if such laboratory determines that the Products conforms to the Specifications or (b) ACCESS if such laboratory determines that the Products do not conform to the Specifications. If so requested by DISCUS in writing, ACCESS shall promptly send a new Batch of the Products (of similar quantity as to the amount of such Products being analyzed as set forth above) to DISCUS. DISCUS shall not be obligated to pay for any of the Products (and if DISCUS has paid for such Products ACCESS shall promptly reimburse DISCUS for the cost of replacing such Products, including, without limitation, related costs such as testing and transportation costs) that such laboratory determines does not conform to the Specifications, but shall be obligated to pay for any new Batch of Products that is sent as specified above; provided that DISCUS must return to ACCESS such non-conforming Products.

3.4
Samples and Record Retention. ACCESS shall or shall cause any ACCESS’s Third Party Manufacturers to retain records and retention samples, as defined in 21 CER 211.170, of each Batch of the Products for at least thirty-six (36) months after the expiration date the last lot of the drug product containing the active ingredient in that Batch and shall make the same available to DISCUS upon request. Retention samples shall only be destroyed after the required holding period. During and after the Term of this Agreement, ACCESS shall reasonably assist DISCUS with respect to any complaint, issue or investigation relating to the Products.

3.5
Inspection. ACCESS shall or shall cause all ACCESS’s Third Party Manufacturers to give access to representatives of DISCUS, at all reasonable times during regular business hours, to all Facilities and any other facility in which Products is Manufactured, tested, packaged and/or stored, and to all Manufacturing and Distribution records with respect to the Products, for the purpose of compliance inspection. DISCUS shall have the right while at any such Facility to inspect ACCESS and ACCESS’s Third Party Manufacturers’ records, new drug application files, problem files, complaint files, and Regulatory Approvals to evaluate work practices and compliance with all applicable FDA and other Regulatory Authority laws and regulations, occupational health and safety, and environmental laws and regulations, GMP and warehousing practices and procedures. The conduct of (or right to conduct) any inspection under this Section 3.5 does not impose upon DISCUS responsibility or liability for the operation of the Facility. Such inspection shall be conducted after thirty (30) days’ prior written notice to ACCESS or ACCESS’s Third Party Manufacturers, will be conducted in a manner that is not disruptive to ACCESS’s or any ACCESS’s Third Party Manufacturer’s operations, and shall not be more frequent than is reasonable. ACCESS’s Third Party Manufacturers, upon written request by DISCUS, shall provide DISCUS with evidence of continued compliance with current GMP/GLP/ISO regulations as well as a copy of the updated GMP/GLP/ISO compliance certificates for ACCESS’s Third Party Manufacturers. ACCESS shall allow or ACCESS shall cause each ACCESS’s Third Party Manufacturer to allow DISCUS to conduct periodic reviews of any of ACCESS or any ACCESS’S Third Party Manufacturers’ Operations and records pertaining to Manufacturing/Testing, Inspection/Laboratory Assay/Release/Warehousing and Distribution and associated documentation and to forward to DISCUS documentation regarding traceability for Products purchased by DISCUS from ACCESS. DISCUS shall provide written notice of request for review and will agree to a date for inspection within thirty (30) days of the written request for inspection. ACCESS’ s Third Party Manufacturers will not be required to divulge any proprietary information related to items not related to the Products to DISCUS and DISCUS shall limit the scope of such reviews to information needed for DISCUS to determine that ACCESS’s Third Party Manufacturer is in compliance with current GMP/GLP/ISO regulations. DISCUS shall maintain adequate records that allow tracking of the storage and shipment history of the Products sufficient to determine the location of all Products according to ACCESS ‘s Third Party Manufacturer’s lot numbers up through the point of purchase by DISCUS’ customers. DISCUS shall provide that data to ACCESS’s Third Party Manufacturer upon request but only in the event that a field corrective action or recall, in the opinion of Access, becomes necessary. DISCUS will not be required to divulge to ACCESS’s Third Party Manufacturer any proprietary data regarding DISCUS’ customers or pricing for the Products.

3.6
Adverse Drug Experience Reporting. Each Party shall fully, accurately and promptly provide the other Party with all data known to it at any time during the Term of this Agreement or thereafter, which data indicate that any Products is or may be unsafe, lacks utility, or otherwise does not meet the Specifications. ACCESS will act as the sole correspondent with the F.D.A. for adverse event reporting and ACCESS accepts all responsibility for submitting such reports to the F.D.A. ACCESS will provide to DISCUS copies of all such reports within 10 days of submission to the F.D.A.

3.7
Recalls and Seizure. In the event that a product complaint, field corrective action or product recall requires remedial action to remove the Products from the field, DISCUS will have final authority to decide whether such an action is needed and will manage and conduct all field actions. Both DISCUS and ACCESS agree to cooperate in such field corrective actions or recalls and share all pertinent product history records and distribution records as needed so that both sides can demonstrate to the FDA or other pertinent regulatory authorities that all affected product has been identified and satisfactorily removed from the field in compliance with 21 CR 7 and other applicable FDA regulations governing product recalls and/or field corrective actions. In the event that a field corrective action or product recall is required, DISCUS will manage the associated activities and provide a report of all activities to ACCESS within thirty (30) days of completion of the field corrective action or product recall. In case of notification to DISCUS of an accident or injury or serious health risk to a patient caused by the Products, DISCUS will inform ACCESS immediately by telephone or if not applicable by fax or email in this sequence to discuss, what is to be done.

4.	MANUFACTURING CHANGES

4.1
Voluntary Changes. Subject to Section 4.2, ACCESS shall not and ACCESS shall ensure all ACCESS’s Third Party Manufacturers shall not make any material changes to the Manufacturing process, the Manufacturing equipment, the Specifications, the Product, the Materials, or the Methods of Analysis without the prior written consent of DISCUS, which shall not be unreasonably withheld or delayed and without prior written approval from the U.S. F.D.A if such prior approval is legally required. If either Party, or any of ACCESS’s Third Party Manufacturers, requests in writing a change in the Manufacturing process, the Manufacturing equipment, the Specifications, the Materials, or methods of Analysis with respect to the Products that is not the result of a requirement of the FDA or any other Regulatory Authority, the Parties shall use commercially reasonable efforts to make or accept such change, as the case may be. The requesting Party shall provide the Parties with a detailed written report of all proposed changes to the Manufacturing process, the Manufacturing equipment, the Specifications, the Materials, the sources of Materials or the Methods of Analysis.

4.2
Required Changes. If the FDA or any other Regulatory Authority requests or requires, or takes any action that requires, any change in the Manufacturing process, the Manufacturing equipment, the Specifications, the Materials, or Methods of Analysis with respect to the Products, the Parties shall meet and discuss an implementation plan for such change and use commercially reasonable efforts to accommodate as soon as practicable such change to meet the FDA’s or such other Regulatory Authority’s requirements. Each Party will bear its respective costs associated with, or incurred as a result of, such change. Each Party agrees to promptly forward to the other copies of any written communication received by such Party from the FDA or any other Regulatory Authority that may affect the Manufacture, supply, or distribution of the Products as contemplated herein.

5.	PRICE AND PAYMENT

5.1
Price. For so long as either ACCESS or ACCESS’s Third Party Manufacturer is the Manufacturer of OraDisc A for DISCUS, ACCESS’s Third Party Manufacturer shall invoice DISCUS for OraDisc A supplied to DISCUS hereunder at no more than the applicable price per Product set forth on Exhibit D.

5.2 Price Adjustment.

5.2.1 Commencing on any date in the second Contract Year, ACCESS may adjust the then-current price to reflect documented increases in labor costs or the acquisition cost of Materials per unit of Products at the beginning of the Contract Year in question as compared to the acquisition cost of such labor or Materials per unit of Products at the beginning of the immediately preceding Contract Year; provided that ACCESS gives DISCUS not less than ninety (90) days’ prior written notice of any price increase and that ACCESS may not increase the price more than once during any Contract Year; and provided, further, that except as provided in Section 5.2.2, any price increase per unit of Products shall not exceed the PPI Adjustment for the Contract Year in question. “PPI Adjustment” will be the change over the prior year of the Bureau of Labor Statistics Producer’s Price Index for Pharmaceutical Preparations (Code 2834)

5.2.2 Notwithstanding anything to the contrary in Section 5.2.1, in the event of an extraordinary event that results in the increase in the collective cost of manufacturing and distributing to DISCUS the Products ordinarily and necessarily incurred by ACCESS during any annual period (an “Extraordinary Event Increase”), ACCESS need not wait until the next annual period to adjust the pricing for the Products. Upon ACCESS’s determination that an Extraordinary Event Increase has occurred, ACCESS shall notify DISCUS in writing of the applicable price adjustment, together with supporting documentation evidencing such change including without limitation, evidence that ACCESS shall have used its commercially reasonable efforts to secure alternative sources of supply for any components or consumables, at lesser costs without detracting from the quality or efficacy of the Products. Any such pricing adjustment will become effective thirty (30) days following the date of ACCESS’s written notice thereof.

5.2.3
DISCUS shall have the right, at any time. to solicit proposals from Third Party manufacturers (and/or to provide a proposal from one of its Affiliates which shall he at a cost of at least the Affiliate’s Standard Cost) as to the cost that such Person would charge DISCUS for the Manufacture of OraDisc A. DISCUS may deliver the proposal that it would like to accept (the “Best Price”) to ACCESS’s Third Party Manufacturer and ACCESS’s Third Party Manufacturer shall have the option to meet the same terms as the Best Price, \which option must be communicated to DISCUS in writing within thirty (30) business days.

5.3
License Payments. During the Tenn. the license payments set forth in Exhibit E shall be due and payable from DISCUS to ACCESS no later than within thirty (30) days after the quarter in which the occurrence of the applicable event/milestone set forth in Exhibit E occurred; provided that the Launch milestone payment shall be made within thirty (30) days after Launch. For purposes of clarity, in the event that either party shall terminate this Agreement in accordance with its rights set forth in Section 8, no further amounts shall be payable with respect to this Section 5.3 other than for events/milestone(s) which occurred prior to such termination.

5.4
Royalty Payments. In addition to the payments set forth above, DISCUS shall pay to ACCESS a royalty (the “Royalty”), as outlined on Exhibit F, on Net Sales of the Products during each calendar quarter (or portion thereof) during the Term (each such period, a “Royalty Period”), commencing as of the date on which the Products are sold by DISCUS for the first time to a Third Party for commercial or consumer use or distribution. Each Royalty will be payable not later than thirty (30) days following the expiration of each applicable Royalty Period. DISCUS shall pay the Royalty for so long as the license granted by ACCESS under Section 2.1 remains in effect. DISCUS will include with each such payment a written report detailing (a) the number of Products units and the sales price of such Products units by DISCUS and its Affiliates; and (ii) Net Sales of the Products during the applicable Royalty Period, all in a manner consistent with DISCUS’s internal sales reporting. In the event that (i) Discus is not the only Person selling an oral mucoadhesive, erodible patch for use on apthous ulcers within the Territory (other than oral mucoadhesive, erodible patches currently under license by ACCESS), the royalty on OraDisc A shall be reduced in proportion to the market share in dollars of DISCUS’ sales of OraDisc A and the market share of the competitive product (ii) Discus is not the only Person selling amlexanox in the treatment of oral lesions within the Territory, the royalty on both OraDisc A and Aphthasol shall both be reduced in proportion to the market share in dollars of DISCUS’ sales of OraDisc A and the market share of the competitive product. In the event that both conditions (i) and (ii) herein are met, the royalty on OraDisc A shall be reduced by both percentages.

5.5
Payment. DISCUS shall pay invoices under Section 5.1 for Products delivered hereunder that are Manufactured directly by ACCESS not later than thirty (30) days after the later of receipt of delivery of Products covered by such invoice or receipt of such invoice.

5.6
Taxes and Other Charges. All Products prices are exclusive of taxes, shipping costs to the point of delivery, customs duties and other charges, and DISCUS agrees to bear and be responsible for the payment of all such charges imposed, excluding taxes based upon ACCESS’s net income.

5.7	Audit Rights.

5.7.1 DISCUS shall maintain books of account with respect to its sales of the Products in each country in the Territory. ACCESS shall have the right, not more than once during each calendar year, to have an independent certified public accountant selected and retained by ACCESS to inspect and examine such books of DISCUS during regular business hours for the purpose of verifying the statements of the aggregate Net Sales resulting from sales of Products and determining the correctness of the Royalties paid. If such independent certified public accountant’s report properly shows any underpayment by DISCUS, DISCUS shall pay to ACCESS within thirty (30) days after DISCUS’s receipt of such report, (a) the amount of such underpayment, and (b) if such underpayment exceeds five percent (5%) of the total amount owed for the period then being audited, the reasonable fees and expenses of any independent accountant performing the audit on behalf of ACCESS. Any audit or inspection conducted under this Agreement by ACCESS or its agents or contractors will be subject to the confidentiality provisions of this Agreement, and ACCESS will be responsible for compliance with such confidentiality provisions by such agents or contractors.

5.7.2
ACCESS shall maintain books of account with respect to the Manufacture of the Products. DISCUS shall have the right, not more than once during each calendar year, to have an independent certified public accountant selected and retained by DISCUS to inspect and examine such books of ACCESS during regular business hours for the purpose of verifying the that ACCESS is not making money from any ACCESS Third Party Manufacturer from is Manufacture of the Products, except as provided for in Exhibit F. If such independent certified public accountant’s report properly shows any prohibited payments or compensation to ACCESS, ACCESS shall (a) pay to DISCUS within thirty (30) days after DISCUS’s receipt of such report the amount of such prohibited payments or compensation, and (b) DISCUS shall have the right to audit all previous years and (ii) the amount of any prohibited payments or compensation from such previous years. Any audit or inspection conducted under this Agreement by DISCUS or its agents r contractors will be subject to the confidentiality provisions of this Agreement, and DISCUS will be responsible for compliance with such confidentiality provisions by such agents or contractors.

5.8
Late Payments. If any payment due to ACCESS under this Agreement is not made when due, then, commencing from the date on which such payment was due, the amount of such payment shall accrue interest calculated at an annual rate equal to the prime rate plus three percent (3%) until such time as payment of the overdue amount is made in full; provided that no interest shall accrue on any amounts being disputed in good faith by DISCUS with respect to which DISCUS is making diligent and good faith efforts to resolve.

6.	REPRESENTATIONS AND WARRANTIES

6.1	Representation and Warranties of Each Party. Each of DISCUS and ACCESS hereby represents, warrants and covenants to the other Party hereto as follows:

6.1.1	it is a corporation or entity duly organized and validly existing under the laws of the state or the jurisdiction of incorporation or formation;

6.1.2	the execution, delivery and performance of this Agreement by such Party has been duly authorized by all requisite corporate action and do not require any shareholder action or approval;

6.1.3	it has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

6.1.4
the execution, delivery and performance by such Party of this Agreement and its compliance with the terms and provisions hereof does not and will not conflict with or result in a breach of any of the terms and provisions of or constitute a default under (a) a loan agreement, guaranty, financing agreement, agreement affecting a product or other agreement or instrument binding or affecting it or its property; (b) the provisions of its charter or operative documents or by laws; or (c) any order, writ, injunction or decree of any court or governmental authority entered against it or by which any of its property is bound; and

6.1.5	it shall comply with all applicable laws and regulations relating to its activities under this Agreement.

6.2	Representations and Warranties of ACCESS. ACCESS hereby further represents and warrants to DISCUS as follows:

6.2.1
As of delivery of each shipment of Products Manufactured by ACCESS or an ACCESS Third Party Manufacturer to a carrier, such Product (a) has been Manufactured, stored and shipped in accordance with GMPs, all applicable laws, rules, regulations or requirements and all applicable Regulatory Approvals in effect at the time of Manufacture; (b) conforms to the Specifications, and is free from defects and are merchantable; (c) is not adulterated or misbranded; and (d) has been stored in accordance with procedures set forth in this Agreement, if any; and (d) ACCESS has good and marketable title to the Products and the Products are free from all liens, charges, encumbrances and security interests;

6.2.2
As of the Effective Date and as of the date of the delivery of each shipment of Products. U.S. Patent No. 6.585,997 and US Patent No. 5,362,737 are (a) existing and have not been held to be invalid or unenforceable, in whole or in part and (b) ACCESS owns or has full and exclusive rights to use and exploit under licenses (and to license or sublicense) all their rights under the Patents and the Patents are not encumbered by any claims, liens, mortgages or security interests;

6.2.3
As of the Effective Date and as of the date of delivery of each shipment of Products, (a) ACCESS has received no actual notice or any basis to reasonably conclude that any of ACCESS’s Intellectual Property Rights relating to or incorporated as a part of the Products is subject to an infringement claim of any issued patent owned or possessed by any Third Party within the Territory, and (b) no Third Party has any right, title or interest in or to the Intellectual Property Rights relating to, incorporated as a part of or used in the Manufacture of the Products, and

6.2.4
As of the Effective Date, ACCESS has received no actual notice or any basis to reasonably conclude that OraDisc A has less than reasonable chance to receive Regulatory Approval to be sold Over-the Counter.

6.3
No Presumption. Each Party hereto represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in the drafting hereof. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption shall exist or be implied against the Party which drafted such terms and provisions.

6.4
Remedy. In addition to any other remedy DISCUS may have hereunder, upon request from DISCUS, as a remedy for any breach of Section 6.2.1, ACCESS shall promptly replace, at its sole cost and expense, any Products which fail to comply with the representations set forth in Section 6.2.1; provided that such non-conforming Products are returned to ACCESS in accordance with ACCESS’s return procedures, and only if after ACCESS’s inspection, such Products are determined to have been non-conforming.

6.5
DISCUS Responsibility. DISCUS shall not be responsible for any loss or cost incurred by ACCESS during Manufacture of the Products in compliance with the requirements of Section 6.2, except with respect to procedures, instructions, or directions unilaterally imposed upon ACCESS by DISCUS under this Agreement.

6.6 Disclaimer.

6.6.1
THE FOREGOING WARRANTIES ARE THE SOLE AND EXCLUSIVE WARRANTIES GIVEN BY ACCESS WITH RESPECT TO THE PRODUCTS PROVIDED HEREUNDER, AND ACCESS GIVES AND MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, OTHER THAN THE FOREGOING. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING EXCEPT FOR THE WARRANTIES EXPRESSLY PROVIDED IN SECTION 6, NO IMPLIED WARRANTY OF MERCHANTABILITY, VALIDITY, NON-INFRINGEMENT, TITLE, FITNESS FOR ANY PARTICULAR PURPOSE, AND NO IMPLIED WARRANTY ARISING BY USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE IS GIVEN OR MADE BY ACCESS OR SHALL ARISE BY OR IN CONNECTION WITH ANY SALE OR PROVISION OF PRODUCTS OR SERVICES BY ACCESS, OR DISCUS’ USE OR SALE OF THE PRODUCT, OR ACCESS’ AND/OR DISCUS’ CONDUCT IN RELATION THERETO OR TO EACH OTHER. NO REPRESENTATIVE OF ACCESS IS AUTHORIZED TO GIVE OR MAKE ANY OTHER REPRESENTATION OR WARRANTY OR TO MODIFY THE FOREGOING WARRANTY IN ANY WAY OTHER THAN PURSUANT A WRITTEN AMENDMENT OF THIS AGREEMENT THAT IS EXECUTED BY ACCESS.

6.6.2
The limited warranties set forth in this Section 6 do not apply to any non-conformity of the Product resulting from (a) repair, alteration, misuse, negligence, abuse, accident, mishandling or storage in an improper environment by any party other than ACCESS (or its contract manufacturer), or (b) use, handling, storage or maintenance other than in accordance with Product specifications or Product label.

6.7	Limitation of Liability.

ACCESS’ LIABILITY, AND THE EXCLUSIVE REMEDY, IN CONNECTION WITH THE SALE OR USE OF THE PRODUCT (WHETHER BASED ON CONTRACT, NEGLIGENCE, BREACH OF WARRANTY. STRICT LIABILITY OR ANY OTHER LEGAL THEORY), SHALL BE STRICTLY LIMITED TO ACCESS’ OBLIGATIONS AND DISCUS’ RIGHTS AS SPECIFICALLY AND EXPRESSLY PROVIDED IN THIS AGREEMENT.

EXCEPT WITH RESPECT TO CLAIMS OR LIABILITY TO THIRD PARTIES, IN NO EVENT WHATSOEVER SHALL EITHER PARTY HAVE ANY LIABILITY, OBLIGATION OR RESPONSIBILITY TO THE OTHER PARTY OR SUCH OTHER PARTY’S AFFILIATES FOR ANY INDIRECT, INCIDENTAL. CONSEQUENTIAL, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES ARISING IN ANY WAY IN CONNECTION WITH ANY PRODUCT OR ITS PURCHASE, SALE, USE OR INAJ31LITY TO USE.

7.	INDEMNIFICATION AND INSURANCE

7.1 Indemnification.

7.1.1
ACCESS shall defend, indemnify and hold harmless DISCUS, its Affiliates, directors, officers, employees and agents from and against all damages, losses, liabilities, expenses, claims, demands, suits, penalties or judgments or administrative or judicial orders (including, without limitation, reasonable attorneys’ fees and expenses) incurred, assessed or sustained by or against DISCUS, its Affiliates, directors, officers, employees or agents with respect to a claim by a third party arising out of (a) the negligent acts or omissions of ACCESS; (b) any breach by ACCESS of this Agreement or its representations, warranties or covenants hereunder; (c) any Recall or Seizure attributable to ACCESS’s performance (including, without limitation, amounts DISCUS is legally required to pay or credit to its customers for Products so Recalled or Seized); (d) any allegation that the manufacture, importation, sale, offer for sale or use of the Products infringes any patent or other Intellectual Property Rights, proprietary or protected right within the United States; provided that ACCESS will not be obligated to indemnify DISCUS if and to only to the extent that the alleged infringement is caused by DISCUS’s (including its Affiliates, agents, contractors, and sub-distributors) or its customers misuse, mis-handling, mis-storage or modification of the Products; or (ii) DISCUS’s (including its Affiliates, agents, contractors, and sub-distributors) or its customers use of the Products in combination with any products or materials not provided by ACCESS; and further provided that the foregoing indemnification obligation shall not apply in the event and to the extent that such claim arose as a result of any indemnitee’s gross negligence, intentional misconduct or breach of this Agreement. Alternatively, ACCESS may terminate this indemnification provision with respect to any subsequent exploitation of DISCUS’ rights hereunder if any claim is made that the Manufacture, storage, importation, sale, offer for sale or use of the Products infringes any patent or other proprietary or protected right of any Third Party and ACCESS determines that it no longer desires to be involved in the continued sale, offer for sale or use of the Products, provided that such a determination by ACCESS shall terminate any and all rights that ACCESS may otherwise have to any payments from DISCUS under either Section 5.2 or 5.3 and provided that ACCESS shall only be required to continue in the Manufacture, storage, importation, of the Products should DISCUS elect to defend, indemnify and hold harmless ACCESS from any loss resulting from those ongoing activities, provided that such termination will not change, alter or modify ACCESS’ obligations or liabilities with respect to any Products Manufactured, delivered or distributed prior to such termination or any other breach by ACCESS occurring prior to such termination. The provisions of this Section shall survive the termination or expiration of this Agreement.

7.1.2
DISCUS small defend, indemnify and hold harmless ACCESS, its directors, officers, employees and agents from and against all damages, losses, liabilities, expenses, claims, demands, suits, penalties or judgments or administrative or judicial orders (including, without limitation, reasonable attorneys’ fees and expenses) incurred. Assessed or sustained by or against ACCESS. its directors, officers, employees or agents with respect to or arising out of (a) the negligent acts or omissions of DISCUS; (b) any breach by DISCUS of this Agreement or of its representations, warranties or covenants hereunder; (c) any allegation that the Manufacture, importation, sale, offer for sale or use of the Products under the Trademarks or DISCUS packaging or marketing materials infringes any patent or other proprietary or protected right of any Third Party; (d) any Recall or Seizure attributable to DISCUS’s or its Affiliates’ performance or activities; (e) any enforcement or other action by any Regulatory Authority relating to the distribution, the pricing of the Products by DISCUS or sale of the Products by DISCUS to Third Parties; (f) DISCUS’s failure to comply with any applicable law, regulation or order (including, without limitation, environmental laws, regulations and orders); or (g) is otherwise caused by or arises out of a claim of the Manufacture (if DISCUS exercises any of its rights under Section 2.8), marketing, distribution, sale and use of the Products by DISCUS or its Affiliates, contract manufacturers, or sub-distributors. The foregoing indemnification obligation shall not apply in the event and to the extent that such claim arose as a result of any indemnitee’s negligence, intentional misconduct or breach of this Agreement. The provisions of this Section shall survive the termination or expiration of this Agreement.

7.1.3
To receive the benefit of indemnification under this Section 7.1, the Party and its Affiliates, directors, officers, employees or agents seeking indemnification (an “Indemnified Party”) shall promptly notify the other Party (the “Indemnifying Party”), in writing, of any claim asserted or threatened against such Indemnified Party for which such Indemnified Party is entitled to indemnification hereunder from the Indemnifying Party. With respect to any such claim the Indemnified Party shall, at no out-of-pocket expense to it, reasonably cooperate with and provide such reasonable assistance to such Indemnifying Party as such Indemnifying Party may reasonably request. Such reasonable assistance may include, without limitation, providing copies of all relevant correspondence and other materials that the Indemnifying Party may reasonably request. The obligations of an Indemnifying Party under Sections 7.1.1 and 7.1.2 are conditioned upon the delivery of written notice to the Indemnifying Party of any asserted or threatened claim promptly after the Indemnified Party becomes aware of such claim; provided that the failure of the Indemnified Party to give such notice or any delay thereof shall not affect the Indemnified Party’s right to indemnification hereunder, except to the extent that such failure or delay impairs the Indemnifying Party’s ability to defend or contest any such claim. The Indemnified Party may participate in the defense thereof at its sole cost and expense. An Indemnifying Party may not settle a suit or claim without the consent of the Indemnified Party if (a) such settlement would impose any monetary obligation on the Indemnified Party for which indemnification is not provided hereunder, (b) or require the Indemnified Party to submit to an injunction or otherwise limit the Indemnified Party’s rights under this Agreement, or (c) does not include a release of the Indemnified Party from all liability arising out of such suit or claim. Any payment made by an Indemnifying Party to settle any such suit or claim shall be at its own cost and expense.

7.1.4 The indemnification provided by this Section 7 shall be the Parties’ sole and exclusive remedy in connection with any third party claim.

8.	TERM AND TERMINATION

8.1
Term. This Agreement shall commence on the Effective Date and continue, unless sooner terminated as set forth below in this Section 8 or as otherwise specifically stated in this Agreement, for the duration of the Term.

8.2
Termination Without Cause. DISCUS may terminate this Agreement (a) at any time prior to the last day of the twelfth full month after Launch immediately upon giving written notice to ACCESS if DISCUS, in its complete and unfettered discretion, determines to cease marketing the Products; or (b) during the six (6) month period after the completion of the third Contract Year upon giving written notice to ACCESS if DISCUS, in its complete and unfettered discretion, determines to cease marketing the Products as a result of not meeting DISCUS’s commercial objectives with respect to the Products; provided, however, that in the event that DISCUS terminates this Agreement in accordance with this Section 8.2 or Section 8.3, then DISCUS shall transfer to ACCESS any data, excluding any customer specific data, relating to the Products that DISCUS generated (through marketing studies or otherwise) prior to such termination. Such termination shall not give rise to the payment of any penalty or damages by either Party.

8.3
Termination for Regulatory Action or Claim of Infringement. DISCUS may terminate this Agreement in its entirety immediately if either (i) the FDA or any other Regulatory Authority takes any action, the result of which is to prohibit or permanently or otherwise restrict the Manufacture, storage, importation, sale, offer for sale or use of the Products in any way that will have a material, adverse effect on the sale price or sales volumes of the Products (ii) any claim is made that the Manufacture, storage, importation, sale, offer for sale or use of the Products infringes any patent or other proprietary or protected right of any Third Party. Such termination shall not give rise to the payment of any penalty or damages by either Party.

8.4
Termination for Breach. If either Party has at any time failed to discharge any of its obligations hereunder and failed to correct such default within thirty (30) days after the other Party having given written notice to the non-aggrieved Party thereof, the aggrieved Party shall be entitled to notify the non-aggrieved Party that it intends to terminate this Agreement unless such default is corrected and may so terminate ten (10) days after the end of such thirty (30) day period if such default is continuing; provided that (i) if such default by the other Party shall be a recurring default and the other Party does not reasonably satisfy the aggrieved party that such defaults shall cease to occur, the aggrieved Party shall be entitled to terminate this Agreement upon the occurrence of such default and the other Party shall not be entitled to correct such default and (ii) the non-aggrieved Party shall have the right to contest the aggrieved Party’s ability to terminate this Agreement by bringing an action for declaratory judgment in a court of competent jurisdiction and the termination shall not be effective until the court rules. Such termination shall not give rise to the payment of any penalty or damages by the terminating Party.

8.5
Termination for Bankruptcy. If either Party by voluntary or involuntary action goes into liquidation, dissolves or files a petition for bankruptcy or suspension of payments, is adjudicated bankrupt, has a receiver or trustee appointed for its property or estate, becomes insolvent or makes an assignment for the benefit of creditors, the other Party shall be entitled by notice in writing to such Party to terminate this Agreement forthwith. Such termination shall not give rise to the payment of any penalty or damages by the terminating Party.

8.6
Effect of Termination. Termination or expiration of this Agreement, in whole or in part, shall be without prejudice to the right of either Party to receive all payments accrued and unpaid at the effective date of such termination or expiration, without prejudice to the remedy of either Party in respect to any previous breach of any of the representations, warranties or covenants herein contained and without prejudice to any other provisions hereof which expressly or necessarily call for performance after such termination or expiration. The following provisions shall survive the expiration or termination of this Agreement: Sections 3.4,3.6,3.7,5.5,5.6,5.7,5.8,6,7.1,8.6,9, 11 (except Section 11.6), 12 and 13.

9.	CONFIDENTIALITY

9.1
Nondisclosure Obligation. Each of ACCESS and DISCUS shall use only in accordance with this Agreement and shall not disclose to any Third Party the Confidential Information received by it from the other Party pursuant to this Agreement, without the prior written consent of the other Party. The foregoing obligations shall survive for a period of five (5) years after the termination or expiration of this Agreement. These obligations shall not apply to Confidential Information that: (a) is known by the receiving Party at the time of its receipt, and not through a prior disclosure by the disclosing Party, as documented by business records; (b) is at the time of disclosure or thereafter becomes published or otherwise part of the public domain without breach of this Agreement by the receiving Party; (c) is subsequently disclosed to the receiving Party by a Third Party who has the right to make such disclosure; (d) is developed by the receiving Party independently of the Confidential Information received from the disclosing Party and such independent development can be documented by the receiving Party; or (e) is required by law, regulation, rule, act or order of any governmental authority or agency to be disclosed by a Party, provided that notice is promptly delivered to the other Party in order to provide an opportunity to seek a protective order or other similar order with respect to such Confidential Information and thereafter the disclosing Party discloses to the requesting entity only the minimum Confidential Information required to be disclosed in order to comply with the request, whether or not a protective order or other similar order is obtained by the other Party.

9.2
Permitted Disclosures. Each Party may disclose the other Party’s Confidential Information to us employees and Affiliates on a need-to-know basis and to its agents or consultants to the extent required to accomplish the purposes of this Agreement; provided that the recipient Party obtains prior agreement from such agents and consultants to whom disclosure is to be made to hold in confidence and not make use of such Confidential Information for any purpose other than those permitted by this Agreement. Each Party will use at least the same standard of care as it uses to protect proprietary or confidential information of its own to ensure that such employees, agents, consultants, and Affiliates do not disclose or make any unauthorized use of the other Party’s Confidential Information.

9.3
Disclosure of Agreement. Neither ACCESS nor DISCUS shall release to any Third Party or publish in any way any non-public information with respect to the terms of this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed, provided that either Party may disclose the terms of this Agreement (a) to the extent required to comply with applicable laws, including, without limitation, the rules and regulations promulgated by the United States Securities and Exchange Commission; provided, further, that prior to making any such disclosure, the Party intending to so disclose the terms of this Agreement shall (i) provide the nondisclosing Party with written notice of the proposed disclosure and an opportunity to review and comment on the intended disclosure which is reasonable under the circumstances and (ii) shall seek confidential treatment for as much of the disclosure as is reasonable under the circumstances, including, without limitation, seeking confidential treatment of any information as may be requested by the other Party; or (b) to one or more Third Parties and/or their advisors in connection with a proposed spin-off, joint venture, divestiture, merger or other similar transaction involving all, or substantially all, of the Products, assets or business of the disclosing Party to which this Agreement relates or to lenders, investment bankers and other financial institutions of its choice solely for purposes of financing the business operations of such Party; provided, further, that either (i) the other Party has consented to such disclosure or (ii) such Third Parties have signed confidentiality agreements with respect to such information on terms no less restrictive than those contained in this Section 9; or (c) to its legal counsel.

9.4
Publicity. All publicity, press releases and other announcements relating to this Agreement or the transactions contemplated hereby shall be reviewed in advance by, and shall be subject to the approval of, both Parties.

10.	FORCE MAJEURE

10.1
If the production, delivery, acceptance or use of Products specified for delivery under this Agreement or if the performance of any other obligation hereunder is prevented, restricted or interfered with by reason of fires, accidents, explosions, earthquakes, floods, embargoes, government ordinances or requirements, civil or military authorities, acts of God or of the public enemy, or other similar causes beyond the reasonable control of the Party whose performance is affected (any of the foregoing a “Force Majeure Event”), then the Party affected, upon giving prompt written notice to the other Party, shall be excused from such performance on a day-for-day basis to the extent of such prevention, restriction, or interference (and the other Party shall likewise be excused from performance of its obligations on a day-for-day basis to the extent such Party’s obligations relate to the performance so prevented, restricted or interfered with); provided that the Party so affected shall use commercially reasonable efforts to avoid or remove such causes of non-performance and both Parties shall proceed to perform their obligations with dispatch whenever such causes are removed or cease. If such Force Majeure Event continues for a period of ninety (90) consecutive days or more and as a result either party has been unable to perform its obligations under this Agreement for such ninety (90) day period, the other Party may terminate this Agreement effective immediately, upon delivery of a notice of termination in writing, provided that such event of Force Majeure Event is continuing.

11.	INTELLECTUAL PROPERTY

11.1
Trademarks: DISCUS Intellectual Property. DISCUS may advertise, promote, market and sell the Products either separately or as part of other products under any of DISCUS’s Trademarks, the OraDisc A Trademark, amlexanox trademark and/Or DISCUS’s trade dress, whether registered or unregistered, in its sole discretion; provided that DISCUS may not use or adopt any other ACCESS Trademark or trade dress, or any such item confusingly similar thereto used or intended to be used prior to the first use of such Trademark. ACCESS shall have no right, title or interest in or to any DISCUS Trademark or trade dress, and DISCUS shall have no right, title or interest in or to any ACCESS Trademark, except as provided for herein. So long as DISCUS or any Affiliate of DISCUS shall have any interest in any such Trademark or trade dress, whether registered or unregistered, whether as proprietor, owner, or licensee in any country of the world, ACCESS shall not adopt, use, apply for registration, register or own such Trademark or trade dress, or any such item confusingly similar thereto in the Territory, or take any action which weakens or undermines DISCUS’s proprietary rights therein. So long as ACCESS or any Affiliate of ACCESS shall have any interest in any such ACCESS Trademark or trade dress, whether registered or unregistered, whether as proprietor, owner, or licensee in any country of the world, DISCUS shall not adopt, use, apply for registration, register or own such ACCESS Trademark or trade dress, or any such item confusingly similar thereto in any country of the world, or take any action which weakens or undermines ACCESS’s proprietary rights therein.

11.2 Inventions.

11.2.1 Except as otherwise provided for in this Section 11.2, each Party shall own all Inventions made solely by employees of such Party (or Third Parties acting on behalf of such Party) and shall jointly own with the other Party any Invention made jointly by employees of both Parties (or Third Parties on behalf of one or both Parties); provided that such Inventions were made without violation of any term or condition of this Agreement. All determinations of inventorship under this Agreement shall be made in accordance with United States law.

11.2.2
With respect to any Inventions or know-how Controlled by DISCUS or is part of DISCUS’s Intellectual Property Rights specifically relating to the Products, DISCUS hereby grants to ACCESS a (subject to retained rights in DISCUS), royalty-free license to use such Invention for the Manufacture of the Products exclusively for DISCUS during the Term.

11.2.3
With respect to any Inventions or know-how owned jointly by DISCUS and ACCESS relating to the Products (but not including the Products), DISCUS hereby grants to ACCESS and ACCESS hereby grants to DISCUS an exclusive (subject to retained rights in each Party), royalty-free license to use such Invention or know-how.

11.2.4
During the Term of this Agreement both Parties shall require their employees and personnel involved in the performance of its duties under this Agreement to deliver such assignments, confirmations of assignments or other written instruments as are necessary to vest in the respective Party clear and marketable title to the Inventions.

11.2.5
All rights, title and interest in and to the ACCESS Intellectual Property Rights shall remain exclusively owned by ACCESS. The Inventions owned by ACCESS under this Section shall be referred to herein as “ACCESS Inventions”.

11.2.6
All rights, title, and interest in and to know-how, which is developed jointly by the Parties during the Term of this Agreement and related to the Products, its Manufacture and/or use shall be owned jointly by the Parties. All rights, title, and interest in and to any Regulatory Approval shall be owned exclusively by ACCESS.

11.3 Confidentiality of Information related to Intellectual Property. Any and all information and material, including any and all Intellectual Property Rights therein and thereto, assigned to a Party pursuant to the terms of this Agreement shall constitute Confidential Information of such Party which shall be deemed the Disclosing Party with respect to such Confidential Information.

11 .4 Patent Rights to New Inventions.

11.4.1
ACCESS, at its own expense, shall use commercially reasonable efforts to prepare, file, prosecute and maintain its Intellectual Property Rights in the Territory, in a manner determined in ACCESS’s sole discretion.

11.4.2	(a)
The Parties shall mutually agree in good faith on a case-by-case-basis on which of the Parties shall have the first right to prepare, file, prosecute and maintain any jointly owned Invention and patent rights thereon (“Joint Patent Rights”) throughout the world as well as on the split of the applicable expenses and costs.

(b)
The acting Party shall keep the other Party completely informed during the whole application procedure as well as during the whole patent duration. The acting Party shall provide the other Party advance copies of any official correspondence related to the filing, prosecution and maintenance of such patent filings, and shall provide the other Party a reasonable opportunity to comment on all correspondence received from and all submission to be made to any government patent office or authority with respect to any such patent application or patent, and shall consider in good faith the other Party’s suggestions with respect to all submission made to any government office or authority.

(c)
If either Party (the “Declining Party”) at any time declines to share in the costs of filing, prosecuting and maintaining any such Joint Patent Right, the Declining Party shall provide the other Party (the “Continuing Party”) with thirty (30) days prior written notice to such effect, in which event, the Declining Party shall (i) have no responsibility for any expenses incurred in connection with such Joint Patent Right and (ii) if the Continuing Party elects to continue prosecution or maintenance, the Declining Party, upon the Continuing Party’s request, shall execute such documents and perform such acts, at the Continuing Party’s expense, as may be reasonably necessary (x) to assign to the Continuing Party all of the Declining Party’s right, title and interest in and to such Joint Patent Rights and (y) to permit the Continuing Party to file, prosecute and/or maintain such Joint Patent Right.

(d)
If DISCUS is (i) the sole owner of a Joint Patent Right or (ii) the Continuing Party, such Joint Patent Right shall no longer be considered to be part of the ACCESS Intellectual Property Rights for purposes of this Agreement and thereafter shall be part of DISCUS’s intellectual property. (e) If ACCESS is (i) the sole owner of a Joint Patent Right or (ii) is the Continuing Party, such Joint Patent Rights shall no longer be considered to be part of DISCUS’s intellectual property for purposes of this Agreement and thereafter shall be part of the ACCESS Intellectual Property Rights.

11.4.3
Each Party shall, and shall cause its Affiliates, employees, attorneys and agents to, cooperate fully with the other Party and provide all information and data and execute any documents reasonably required or requested in order to allow the other Party to prosecute, file, and maintain patents and patent applications pursuant to this Section 11.4. Neither Party shall require the other Party to make any payment or reimburse for any expenses in connection with such operation, provision of information and data and execution of documents. Each Party shall agree, if possible, to wave the Attorney-Client privilege with respect to the prosecution of any patents related to the Products and the attorney representing the acting Party shall be deemed to be the attorney of both Parties and shall share equally his or her comments regarding the applications freely with either Party.

11.5 Enforcement of Intellectual Property Rights.

11.5.1 If either Party becomes aware of any infringement of any of the Intellectual Property Rights, or the validity of any of the Intellectual Property Rights, which is the subject of this Agreement is challenged by a Third Party in the Territory, such Party will notify the other Party in writing to that effect. Any such notice shall include, as applicable, evidence to support an allegation of infringement by such Third Party.

11.5.2 ACCESS shall have the first right, but not the obligation, to take action to obtain a discontinuance of infringement or bring suit against a Third Party infringer of ACCESS’s Intellectual Property Rights in the Territory. Such right shall remain in effect until ninety (90) days after the date of notice given under Section 11.5.1. In the event that ACCESS exercises such right, then ACCESS shall bear all the expenses of any such suit brought by ACCESS claiming infringement of any Intellectual Property Rights. If, after the expiration of the ninety (90) day period, ACCESS has not obtained, or is not diligently pursuing, a discontinuance of infringement of the Intellectual Property Rights, filed suit against any such Third Party infringer of the Intellectual Property Rights, or provided DISCUS with information and arguments demonstrating to DISCUS’s reasonable satisfaction that there is insufficient basis for the allegation of such infringement of the Intellectual Property Rights, then DISCUS shall have the right, but not the obligation, to bring suit against such Third Party infringer of the Intellectual Property Rights and to join ACCESS as a party plaintiff, provided that DISCUS shall bear all the expenses of such suit. In such event, DISCUS shall not consent to the entry of any judgment or enter into any settlement with respect to such an action or suit without the prior written consent of ACCESS (which consent shall not unreasonably be withheld) if such judgment or settlement includes a finding or agreement that such Intellectual Property Right is invalid or would enjoin or grant other equitable relief against ACCESS. Provided that the Parties agree to split the expenses of any action, in the event of monetary recovery by either ACCESS or DISCUS, the Parties shall share such money, after deduction of all expenses related to their recovery (including but not limited to legal expenses) in proportion to the net income (as that term is generally defined) of each party from the sale of the Products under this Agreement. The Parties shall hire a Third Party audit firm to determine in confidence the respective net incomes of the Parties from the sale of the Products and shall deliver to the Parties its determination. The cost of the auditor shall be considered an expense related to recovery and shall be deducted from the proceeds.

11.5.3 Each Party shall cooperate (including, without limitation, by executing any documents reasonably required to enable the other Party to initiate such litigation, testifying when requested or providing relevant documents) with the other Party in any suit for infringement of Intellectual Property Rights brought by the other Party against a Third Party in accordance with this Section and shall have the right to consult with the other Party and to participate in and be represented by independent counsel in such litigation at its own expense.

11.5.4 Neither Party shall be required pursuant to this Section 11.5 to undertake any activities, including, without limitation, legal discovery at the request of a Third Party except as may be required by lawful process of a court of competent jurisdiction.

11.5.5 Neither Party shall incur any liability to the other Party as a consequence of any such litigation or any unfavorable decision resulting there from, including any decision holding any of the patents within ACCESS’s Intellectual Property Rights invalid or unenforceable.

11.5.6 Any recovery obtained by either Party as a result of any such proceeding against a Third Party infringer shall be allocated as follows: (a) such recovery shall first be used to reimburse each Party for all litigation costs in connection with such litigation paid by that Party; and (b) the Party bringing the action shall receive the remaining portion of such recovery after payment of the amounts specified in clause (a).

11.6 Trademarks. Subject to the restrictions in Section 11.1, DISCUS shall select and own all of the Product- related trademarks, trade dress, copyrights and names to be used by DISCUS in connection with the marketing, promotion and sale of the Products in the Territory. DISCUS hereby grants to ACCESS a limited, non-exclusive, non-transferable, fully paid, royalty free, sublicensable license in and to all DISCUS Trademarks and copyrights to be contained in any such labeling for the sole purpose of manufacturing and applying such labels to the Products in the conduct of ACCESS’S obligations hereunder; provided, however, that ACCESS agrees to cooperate with and offer reasonable assistance to DISCUS in facilitating DISCUS’s control of the quality of the Products branded with DISCUS’s trademarks hereunder; but further provided that in no event is ACCESS obligated to provide such cooperation or assistance in any way that will (i) lower the quality of the Products below that which ACCESS deems acceptable for general commercial distribution, (ii) be contrary to or in violation of any regulatory or statutory obligations, or (iii) increase the cost of manufacturing and delivering the Products hereunder beyond that contemplated by the parties as of the Effective Date.

12.	NOTICES

12.1
Ordinary Notices. Correspondence, reports, documentation, and any other communication in writing between the Parties in the course of ordinary implementation of this Agreement shall be delivered by hand, sent by facsimile or by overnight courier to the employee or representative of the other Party who is designated by such other Party to receive such written communication at the address or facsimile numbers specified by such employee or representative.

12.2
Extraordinary Notices. Extraordinary notices and communications (including, without limitation, notices of termination, Force Majeure Event, material breach, change of address, requests for disclosure of Confidential Information, claims or indemnification) shall be in writing and shall be delivered by hand, sent by facsimile or by overnight courier (and shall be deemed to have been properly served to the addressee upon receipt of such written communication) to the address set forth in Section 12.3 or such other address as notified in writing by such Party to the other Party.

12.3	Addresses.

If to Discus:	If to Access:
Discus Dental, Inc.	2600 Stemmons Freeway
8550 Higuera Street	Suite 176
Culver City, CA 90232	Dallas, Texas 75207-2 107
Attention: President	Attention: President
Facsimile No.: (310) 845-1513	Facsimile No.: (214) 905-5101

With a copy to:	With a copy to:
C.N. Franklin Reddick, Esq.	John J. Concannon, Esq.
Akin Gump Strauss Hauer & Feld LLP	Bingham McCutchen LLP
2029 Century Park East	15 Federal Street
Suite 2400	Boston, MA 02110
Los Angeles, CA 90067	Facsimile No.: 617-951-8736
Facsimile No. 3l0~229-100l

13.	GENERAL

13.1
Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Texas, without giving effect to its conflict of laws provisions, and to the exclusion of the provisions of the United Nations Convention on Contracts for the International Sale of Goods.

13.2
Assignment. This Agreement shall not be assignable or transferable by either Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld); provided that either Party may assign this Agreement and its rights and obligations hereunder without the other Party’s consent in connection with the transfer or sale of all or substantially all of the business of such party to which this Agreement relates (or, if applicable, the business unit or division of such Party primarily responsible for performance under this Agreement) to another party, whether by merger, sale of stock, sale of assets or otherwise. The rights and obligations of the parties under this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties. Any attempted assignment in violation of this Section 13.2 shall be null and void, without any force or effect.

13.3
Entire Agreement. This Agreement and all Exhibits attached hereto (as the same may be amended from time to time by the written agreement of the Parties) constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other documents, agreements, verbal consents, arrangements and understandings between the Parties with respect to the subject matter hereof. This Agreement shall not be amended orally, but only by an agreement in writing, signed by both Parties that states that it is an amendment to this Agreement.

13.4
Severability. If any term of this Agreement shall be found to be invalid, illegal or unenforceable, it is the intention of the parties that the remainder of this Agreement shall not be affected thereby; provided that neither Party”: rights under this Agreement are materially adversely affected. It is further the intention of the parties that in lieu of each such provision which is invalid, illegal or unenforceable, there be substituted or added as part of this Agreement a provision which shall be as similar as possible in the economic and business objectives intended by the Parties to such invalid, illegal or unenforceable provision, but which shall be valid, legal and enforceable. In the event that either Party’s rights are materially adversely affected as a result of a change in this Agreement as contemplated by this Section. Such Party may terminate this Agreement by notice in writing to the other Party given no later than sixty (60) days after such change.

13.5	Independent Contractor. Each Party shall act as an independent contractor and neither Party shall have any authority to represent or bind the other Party in any way.

13.6	No Waiver. Any waiver by one Party of any right of such Party or obligation of the other Party must be in writing and shall not operate as a waiver of any subsequent right or obligation.

13.7
Counterparts. This Agreement may be executed in two or more counterparts (including, without limitation, by facsimile transmission), each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

DISCUS DENTAL, INC.	ACCESS PHARMACEUTICALS, INC.

By: /s/ Ken Rosenblood	By: /s/ Kerry P. Gray
Name: Ken Rosenblood Title: COO	Name: Kerry Gray Title: President & CEO

EXHIBIT A
Products

Aphthasol® is an approved prescription pharmaceutical product comprising 5% amlexanox as the active ingredient in a mucoadhesive, hydrophobic paste vehicle. The vehicle consists of benzyl alcohol, gelatin, glyceryl monostearate, mineral oil, pectin, petrolatum, and sodium carboxymethylcellulose. This product is approved by the FDA (NDA2O-5 11) for the treatment of aphthous ulcers in people with normal immune systems. The approved product is currently supplied in 5 gram glaminate tubes.

OraDisc™ A is an approved prescription pharmaceutical product comprising 2mg amlexanox as the active ingredient in an erodible mucoadhesive half-inch diameter disc. The product is manufactured as three laminated layers; a mucoadhesive layer, which contains the active ingredient plus mucoadhesive and film-forming polymers, a formulated pre-formed film layer, and third layer comprising a blend of hydrophilic and hydrophobic polymers to control erosion rate. OraDisc™A (NDA 21-727) is indicated for the treatment of aphthous ulcers in adults and adolescentsl2 years of age and older.

EXHIBIT B
Methods of Analysis

EXHIBIT C
Specifications

EXHIBIT D
PRICES

ORADISC A: DISCUS guaranteed a per unit price of $1.00 for 20 discs and packaging (finished goods) with reasonable package design and layout approval rights held by DISCUS.

EXHIBIT E
LICENSE PAYMENTS

Upon Launch of OraDisc A	$750,000 Payment
Milestones:
$10 Million in Net Sales of OraDisc A in a particular calendar year	$500,000 Payment
$15 Million in Net Sales of OraDisc A in a particular calendar year	$750,000 Payment
$20 Million in Net Sales of OraDisc A in a particular calendar year	$1,000,000 Payment
$30 Million in Net Sales of OraDisc A in a particular calendar year	$2,000,000 Payment
$50 Million in Net Sales of OraDisc A in a particular calendar year	$2,000,000 Payment
$25 Million in aggregate Net Sales of OraDisc A during the Term of this Agreement, commencing as of the Effective Date	$2,000,000 Payment

Notwithstanding the foregoing, the parties agree that DISCUS shall not be obligated to pay more than one milestone payment in a single Contract Year. In the event that more than one of the foregoing milestone payments is payable by DISCUS during a single Contract Year of the term of this agreement, such milestone payment(s) will be deferred to the anniversary of the previous milestone payment and such twelve month deferral shall apply similarly for any additional milestone payments; provided that in the event of a termination of this agreement all milestone payments that have been earned shall remain payable.

EXHIBIT F
Royalties

A.	Royalties for prescription OraDisc A.

•	15% of Net Sales of OraDisc A

B.	Royalties for OraDisc A sold Over-the-Counter.

•	7% of Net Sales of OraDisc A

C.	Royalties for Aphthasol.

•
During the Single Channel Period: $3.70 multiplied by the total Net Unit Sales of the 5 gram tube of Aphthasol or $3.45 multiplied by the total Net Unit Sales of the 3 gram tube of Aphthasol, provided that DISCUS may, in its sole discretion, create and distribute portions of Aphthasol to third parties in packages containing 3 grams or less (“Samples”) on a royalty free basis provided that such Samples are (i) provided to third parties free of charge and (ii) clearly marked as “sample not for resale”. ACCESS agrees that Samples will be supplied to DISCUS at no more than Standard Cost.

•
After the Single Channel period but prior to expiration or invalidation of U.S. Patent No. 5,362,737: (i) 15% of Net Sales of Aphthasol achieved through the Pharmacy Channel, (ii) 10% of Net Sales of Aphthasol achieved through the Professional Channel, and (iii) 7% of Net Sales of Aphthasol achieved through Over-the-Counter sales.

•	After expiration or invalidation of U.S. Patent No. 5,362,737: No royalty on Aphthasol

D.	Upfront Royalties.

•
Within thirty (30) days after the Effective Date, DISCUS shall pay to ACCESS an upfront royalty in the amount of $500,000. Such amount shall be applied as a credit against accrued Royalties until the entire $500,000 is recouped.

•
Within thirty (30) days after Launch, DISCUS shall pay to ACCESS an upfront royalty in the amount of $500,000. Such amount shall be applied as a credit against accrued Royalties until the entire $500,000 is recouped.

•
In the event of termination of this Agreement prior to full recoupment by DISCUS of either of the foregoing upfront royalty payments, the unapplied remainder of such upfront royalty payments will be refunded to DISCUS within thirty (30) days after the effective date of termination.

E.	Royalties for Products other than Apthasol and OraDisc A.

•	Subject to negotiation, but no more than an amount consistent with rates on the existing products.

F.	Equity Investment.

Within thirty (30) days after Launch, DISCUS shall make an equity investment in ACCESS of $750,000 (at then-current market value) on terms and conditions to be mutually agreed upon by DISCUS and ACCESS, provided, that the parties agree that such terms will provide for demand registration rights for any equity issued in connection with such investment and customary minority shareholder protections.